Filed by First Quantum Minerals Limited pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Inmet Mining Corporation

Commission file no.: 333-185937

NEWS RELEASE 13-02 January 13, 2013 www.first-quantum.com

FIRST QUANTUM MINERALS DELIVERS LETTER TO INMET

WARNING AGAINST IMPROPER DEFENSIVE TACTICS

First Quantum Minerals Ltd. (“First Quantum”, TSX Symbol “FM”, LSE Symbol “FQM”) today announced that it has delivered the following letter to David Beatty, Chairman of the Board of Inmet Mining Corporation, in response to reports received by First Quantum regarding a proposed sale of a further minority interest in the Cobre Panama project:

“Dear David,

First Quantum published details on 9 January 2012 of its previously announced proposal to create a new force in mining, with a globally significant position in copper, through a merger with Inmet. First Quantum is pleased that Inmet’s largest single shareholder, and one with representation on the Inmet Board, has already expressed public support for our proposal. We have also noted Inmet’s response to our offer for the Inmet shares (the “Offer”), including the establishment of a Special Committee to examine its merits.

First Quantum has been approached, directly and indirectly through its financial advisors, by a number of shareholders of Inmet who have expressed concern that Inmet is proposing to complete a sale of a further minority interest in the Cobre Panama project. These concerns are apparently based upon discussions with a senior executive officer of Inmet.

As you know, it is a condition of First Quantum’s Offer that Inmet and its subsidiaries not take any action which might have the effect of materially diminishing the economic value to First Quantum of the acquisition of Inmet shares or make it inadvisable for First Quantum to proceed with the Offer. We are therefore very concerned that the Special Committee could be contemplating steps which could deprive Inmet shareholders the opportunity to consider our Offer.

You have stated that the Special Committee will advise on the potential risks of receiving First Quantum shares as consideration. It is not obvious how any such risks could be properly evaluated without talking to us. We have offered on numerous occasions to have an open discussion and exchange of information, including through mutual site visits. We submit that such a constructive engagement is the only sensible way to be able to provide the advice you seek to provide to your shareholders.

You have also stated that the Special Committee and its financial advisors will conduct a process to investigate all potential strategic alternatives that may enhance shareholder value, some of which pre-date our Offer. We are troubled that this statement may relate to the sale of an additional minority interest in Cobre Panama, as suggested by the concerns raised with us by your shareholders. First Quantum believes that shareholders of Inmet should be given a real opportunity to decide between our offer and any such “strategic alternative”. Indeed, we consider that any attempt to complete such a transaction during the currency of our Offer would be inappropriate in the circumstances and constitute an improper short term defensive tactic in response to our long term strategic proposal. It risks being value destroying, further reducing the flexibility of developing Cobre Panama without in any way diminishing the execution risk.

Inmet has already sold a 20% minority interest in Cobre Panama as well as most of its anticipated precious metals stream. We believe strongly that the net effect of these actions has either been to divert value from Inmet shareholders to others or to reduce Inmet’s operational flexibility. In our view, it would be regrettable to contemplate any further initiatives during the currency of our Offer that might have a similar effect.

Now is not the time to take such a step. Even assuming that there is merit in such a strategic alternative, we see no reason that it cannot be deferred until after shareholders have had a proper chance to make their own determination in respect of First Quantum’s proposal.

First Quantum Minerals Ltd.	13-02

First Quantum encourages the Board of Inmet to embrace the vision that underpins First Quantum’s proposal and recognize, as Inmet’s largest shareholder has, that it is a very serious “strategic alternative” already available to Inmet. Short term maneuvers are not the right answer. In our view, the correct way forward is to engage in a constructive dialogue with us and to understand the value our proposal has for all shareholders.

We ask that these matters be given appropriate consideration by the Board of Inmet in discharging its fiduciary duties and that the Board publicly confirm that it will not take any such steps which could have the effect of our Offer being withdrawn.

I would be pleased to discuss this or other matters, including First Quantum’s continuing desire to work together on a friendly basis with Inmet’s management team and directors in an effort to turn First Quantum’s vision for a combined entity into a reality, with you at your convenience. In any event, as First Quantum believes that this is a matter of general concern to Inmet’s shareholders, a copy of this letter will be publicly disseminated by way of press release.

Yours truly,

(Signed) “Philip Pascall”

Philip Pascall

Chairman and Chief Executive Officer

First Quantum Minerals Ltd.”

Commenting upon the letter, Philip Pascall, CEO and Chairman of First Quantum, said:

“Any sale of a further minority interest in the Cobre Panama project during the currency of our Offer would, in First Quantum’s view, be unnecessary and could deprive Inmet’s shareholders of the chance to participate in the exciting opportunity represented by our Offer. In the circumstances, First Quantum thought it important to put its views on such a sale on record with the Inmet Board and to encourage the Inmet Board not to proceed with such a sale without first giving Inmet shareholders a full opportunity to make their own determination regarding the merits of our Offer.”

About First Quantum

First Quantum is a leading international mining company with a global portfolio of copper and nickel assets located in Africa, Australia, South America and Europe. For the twelve months ended 30 September 2012, First Quantum generated revenue and adjusted EBITDA of US$2,743 million and US$1,014 million respectively and produced 290 kt of copper, 32 kt of nickel and 181 koz of gold. A diverse portfolio of profitable operating assets and quality growth projects makes First Quantum one of the fastest-growing mining companies in the world. First Quantum produced well over 300,000 mt of copper metal, more than 36,000 mt of nickel and 200,000 ozs of gold in 2012. First Quantum is listed on the Toronto, London and Lusaka Stock Exchanges, with a market capitalization of approximately US$10.5 billion.

First Quantum has earned a strong reputation as an industry leading developer of high-quality base metals projects globally. Although a significant copper producer currently, First Quantum is itself in a phase of transformational growth, with an anticipated tripling of copper production by the end of 2018. To achieve this growth, the First Quantum team is building on its significant experience in project development, with a proven record of successfully developing resource assets. The capital intensity of our Kansanshi and Sentinel developments, for example, at approximately US$5,000 / tonne and US$6,000 / tonne, respectively, are among the lowest in the industry. Importantly, First Quantum has consistently delivered superior shareholder returns, averaging 32 percent per annum over the period 2000 to 2011.

Forward Looking Information

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of the proposed Offer and the anticipated strategic and operational benefits of the Offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

First Quantum Minerals Ltd.	13-02

With respect to forward-looking statements and information contained in this press release, First Quantum has made numerous assumptions including, among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, and other anticipated costs and expenditures. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the Offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, and the production of off-spec material.

See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent management’s estimate as of any date other than the date of this press release.

Other

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of First Quantum or Inmet. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

First Quantum has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular relating to its offer to Inmet shareholders. FIRST QUANTUM URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by First Quantum with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained free of charge from First Quantum’s website at www.first-quantum.com or upon request made to First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia V6C 1X8.

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: sharon.loung@fqml.com

United Kingdom contact: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com

Jefferies International: Peter Bacchus, Managing Director

Tel: +44 778 994 3482

Harmony Communications: Brian Cattell, Senior Partner

Tel: +44 20 7016 9155 or +44 7786 241 145